

SECURITIES AND EXCHANGE COMMISSION

02005359

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SEC FILE NUMBER
8-24914

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DBSI Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 S. Tech Ln.
(No. and Street)

Meridian	Idaho	83642
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DBSI Securities Corp., Charles E. Hazzard (208)322-5858
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sielaff, Martin M., CPA
(Name — if individual, state last, first, middle name)

2128 Vista Ave.	Boise	Idaho	83705
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Douglas Swenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DBSI Securities Corporation, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



STATE OF IDAHO
PUBLIC



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FEB 22 2002

DBSI Securities Corporation

FINANCIAL REPORT

December 31, 2001

DBSI Securities Corporation
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS		
CURRENT ASSETS		
Cash	$ 7,120	
Accounts Receivable	1,000	
TOTAL CURRENT ASSETS		$ 8,120
TOTAL ASSETS		$ 8,120
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 673	
Accrued State income tax payable	20	
TOTAL CURRENT LIABILITIES		$ 693
STOCKHOLDERS' EQUITY		
Common Stock, $1.00 par value, 5,000 shares authorized and 3,263 shares issued	3,263	
Additional Paid in Capital	12,990	
Retained Earnings	9,974	
Less Treasury Stock	(18,800)	
TOTAL STOCKHOLDERS' EQUITY		7,427
		$ 8,120

See Accompanying Notes to Financial Statements.